"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

SUPPL

Mandatory notification of trade – Peter Ruzicka

On 5 March 2009, a party related to Peter Ruzicka, member of Orkla's Board of Directors, bought 5,250 shares in Orkla ASA at an average price of NOK 40.25. Following this transaction, Mr Ruzicka and related parties hold a total of 405,250 shares in Orkla ASA.

Orkla ASA
Oslo, 5 March 2009

Contact points:
Rune Helland, SVP Investor Relations,
Tel.: +47 22 54 44 11

09045583

3/25

"Exemptions No. 82-3998"

Notification to the Oslo Stock Exchange

ORKLA
www.orkla.no
P.O. Box 423 Skøyen, N-0213 Oslo Telephone: +47-22 54 40 00 E-mail: info@orkla.no

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Mandatory notification of trade – Per Arnfinn Solberg

On 24 November 2008, a party related to Per Arnfinn Solberg, member of Orkla's Board of Directors, bought 400 shares in Orkla ASA at an average price of NOK 34.62. Following this transaction, Mr Solberg and related parties hold a total of 5 874 shares in Orkla ASA.

Orkla ASA
Oslo, 2 March 2009

Contact points:
Rune Helland, SVP Investor Relations,
Tel.: +47 22 54 44 11

Lars Røsæg, Orkla Investor Relations
Tel.: +47 22 54 44 26

"Exemptions No. 82-3998"

Notification to the Oslo Stock Exchange

ORKLA

www.orkla.no
P.O. Box 423 Skøyen, N-0213 Oslo Telephone: +47-22 54 40 00 E-mail: info@orkla.no

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Mandatory notification of trade - options
On 27 February 2009, in connection with Orkla's option programme, 325,000 synthetic options (cash bonus) were exercised at a strike price of NOK 15.01.

On 27 February 2009, the last day of the exercise period, President and CEO Dag J. Opedal exercised 200,000 options under the cash bonus programme at a price of NOK 42.20. Following this transaction, Mr Opedal and related parties hold 1,300,000 options and 60,000 synthetic options (cash bonus), in addition to 307,899 shares in Orkla ASA.

On 27 February 2009, the last day of the exercise period, Executive Vice President Roar Engeland exercised 125,000 options under the cash bonus programme at a price of NOK 42.20. Following this transaction, Mr Engeland and related parties hold 715,000 options and 0 synthetic options (cash bonus), in addition to 144 004 shares in Orkla ASA.

After these transactions, the total number of options issued in Orkla shares is now 10,277,000, in addition to 134,000 synthetic options in the remaining part of the cash bonus programme. Orkla has a hedge through a cash-settled financial derivative of 900,000 underlying shares related to the option programmes.

Orkla currently holds 11,917,004 treasury shares.

Orkla ASA,
Oslo, 2 March 2009

Contact points:
Rune Helland, SVP Investor Relations,
Tel.: +47 22 54 44 11

Lars Røsæg, Orkla Investor Relations
Tel.: +47 22 54 44 26

Notification to the Oslo Stock Exchange

ORKLA

www.orkla.no
P.O. Box 423 Skøyen, N-0213 Oslo Telephone: +47-22 54 40 00 E-mail: info@orkla.no

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Mandatory notification of trade – Per Arnfinn Solberg

On 4 March 2009, a party related to Per Arnfinn Solberg, member of Orkla's Board of Directors, bought 400 shares in Orkla ASA at an average price of NOK 39.07. Following this transaction, Mr Solberg and related parties hold a total of 6 274 shares in Orkla ASA.

Orkla ASA
Oslo, 4 March 2009

Contact points:
Lars Røsæg, Orkla Investor Relations
Tel.: +47 22 54 44 26